Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to Oncternal Therapeutics Inc.’s registration of 3,546,913 shares of its common stock available for future grant under the Oncternal Therapeutics, Inc. 2019 Incentive Award Plan (the “2019 Plan”) and 10,000 shares of its common stock issuable upon exercise of outstanding stock options granted under the 2019 Plan of our reports dated March 18, 2019, with respect to the financial statements of GTx, Inc. and the effectiveness of internal control over financial reporting of GTx, Inc. included in GTx, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission..

/s/ Ernst & Young LLP

Memphis, TN

August 14, 2019